

January 18, 2024

Patricia Madaris
Interim Chief Executive Officer, President, and CFO
Liberty Star Uranium & Metals Corp.
2 E Congress St. Ste 900
Tucson , Arizona 85701

> **Re: Liberty Star Uranium & Metals Corp.**
> **Registration Statement on Form S-1**
> **Filed December 22, 2023**
> **File No. 333-276262**

Dear Patricia Madaris:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

Selling Stockholders, page 8

1. You disclose that the table is as of "August 20, 2021," and that you (rather than the selling stockholder) are offering the securities covered by the Form S-1 registration statement, and that Triton has had no material relationship with you and owns none of your common stock. Please revise this section to provide current and accurate information about the offering.

Signatures, page 36

2. Please provide the text that Form S-1 requires for this section instead of the language that applies to Exchange Act filings.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Timothy S. Levenberg, Special Counsel, at 202-551-3707 or Kevin Dougherty, Staff Attorney, at 202-551-3271 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Gary Joiner, Esq., of Frascona, Joiner, et al